SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 25, 2003

SWEDISH MATCH AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
 Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-             )

Enclosure: Interim Report for Swedish Match

January – March 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWEDISH MATCH AB

Date:	April 25, 2003	By:	/s/ BERTIL RAIHLE
Bertil Raihle Vice President, Corporate Control

Interim Report

January – March 2003

•	Sales reached 3,006 MSEK (3,317)

•	Sales were flat in local currencies

•	Continued volume growth for snuff

•	Operating income declined to 516 MSEK (605) or by 15 percent

•	Currency impact reduced operating income by 64 MSEK, or 11 percent

•	EPS was 0.99 SEK (1.02)

•	Total shares outstanding as of March 31, 2003 was 334.3 million (350.0)

Sales for the first three months declined to 3,006 MSEK (3,317), or by 9 percent. In local currency terms, however, sales were flat. Sales and operating income increased for snuff and pipe tobacco.

Operating income declined to 516 MSEK (605), or by 15 percent, attributable primarily to the strengthening of the Swedish Crown versus certain other currencies. Operating income was also negatively impacted by weak sales volume of cigars in Europe.

EBITDA for the first quarter amounted to 674 MSEK (776).

Net financial expenses improved to -19 MSEK (-71). Net interest expense improved to -38 MSEK (-64).

EPS for the first quarter was 0.99 SEK (1.02).

The Board of Directors is proposing to the Annual General Meeting of shareholders an increase of the annual dividend to 1.60 SEK per share (1.45). In addition, a prolongation of the mandate to repurchase up to 10 percent of the total amount of outstanding shares is proposed. The share capital is proposed to be reduced through cancellation of 10 million previously repurchased shares.

Summary of Consolidated Income Statement

MSEK	January – March		Full year 2002
	2003	2002
Sales	3,006	3,317	13,643
Operating income	516	605	2,371
Profit before tax	497	534	2,126
Net income for the period	337	361	1,429

Sales by product area

MSEK	January – March		Change %	12 months ended March 31, 2003	Full year 2002
	2003	2002
Snuff	689	672	3	2,805	2,788
Chewing Tobacco	295	344	(14)	1,284	1,333
Cigars	644	778	(17)	3,184	3,318
Pipe Tobacco & Accessories	214	190	13	867	843
Matches	348	460	(24)	1,536	1,648
Lighters	151	186	(19)	665	700
Other operations	665	687	(3)	2,991	3,013

Total	3,006	3,317	(9)	13,332	13,643

Operating income by product area

MSEK	January – March		Change %	12 months ended March 31, 2003	Full year 2002
	2003	2002
Snuff	305	290	5	1,248	1,233
Chewing Tobacco	84	106	(21)	384	406
Cigars	80	122	(34)	480	522
Pipe Tobacco & Accessories	46	42	10	168	164
Matches	38	65	(42)	194	221
Lighters	9	20	(55)	63	74
Other operations	(46)	(40)		(187)	(181)

Subtotal	516	605	(15)	2,350	2,439
Items affecting comparability	—	—		(68)	(68)

Total	516	605	(15)	2,282	2,371

Operating margin by product area

PERCENT	January – March		12 months ended March 31, 2003	Full year 2002
	2003	2002
Snuff	44.3	43.2	44.5	44.2
Chewing Tobacco	28.5	30.8	29.9	30.5
Cigars	12.4	15.7	15.1	15.7
Pipe Tobacco & Accessories	21.5	22.1	19.4	19.5
Matches	10.9	14.1	12.6	13.4
Lighters	6.0	10.8	9.5	10.6

Group	17.2	18.2	17.6	17.9

Smokeless Tobacco

Swedish Match has a broad presence in smokeless tobacco (Snuff and Chewing Tobacco), with significant positions in the Nordic countries, the US, and South Africa. The main organic growth is within the snuff operations in North America and North Europe. The growth is based, among other things, on the fact that smokeless tobacco products are increasingly recognised within the scientific and medical community as having significantly lower health consequences than cigarettes. This has been supported by the so-called Swedish experience (high consumption of snuff, low cigarette consumption and low frequency of tobacco related diseases).

Snuff

Swedish Match is the only global producer of snuff, and has a leading position on the Nordic snuff market and in South Africa. In the US, the Company has the largest share of the fast-growing value price segment. The biggest brands are General, Catch, and Ettan in Sweden, Timber Wolf in the US and Taxi in South Africa.

Sales for the first three months amounted to 689 MSEK (672), an increase of 3 percent. Sales in local currency increased by 9 percent. In North Europe, volume grew by 3 percent versus an exceptionally strong 2002 first quarter, and in the US, volume grew by 6 percent, measured in number of cans. Swedish Match continued to improve its market position in the growing US market. Year-to-date market share in the US amounted to 9.3 percent, according to Nielsen estimates, compared with 9.2 percent a year ago.

Operating income improved to 305 MSEK (290), up 5 percent due to improved volume, but was negatively effected by currency translation.

Over the past year, Swedish Match has increased investments in new markets. In India where Swedish snuff was launched in Mumbai in May 2001, sales geography has been expanded. In Russia, Swedish snuff was launched in Moscow. Swedish snuff has also been present in the markets of Slovenia and the Czech Republic for a number of years. These new markets are generally showing positive trends.

Chewing Tobacco

Chewing tobacco is sold primarily in the North American market. Major brands are Red Man and Southern Pride. Swedish Match is the leading producer of chewing tobacco in the US. The chewing tobacco segment is characterised by annual volume declines averaging 4–5 percent per year.

Sales for the first three months declined to 295 MSEK (344), or by 14 percent. In local currency terms, sales increased by 4 percent. Operating income declined to 84 MSEK (106), or by 21 percent. Currency translation accounts for 18 percentage points of this decline.

Swedish Match market share in the US remained stable at 42 percent.

Cigars and Pipe Tobacco

Swedish Match is one of the world’s largest producers of cigars and pipe tobacco with a broad presence globally. Long-term growth opportunities are mainly within cigars.

Cigars

Swedish Match is one of the largest producers of cigars and cigarillos in the world and is the second biggest in sales value. The main markets are North America and West Europe. These two markets together make up about 75 percent of the world market for cigars. Swedish Match offers a full range of products worldwide, with both premium and machine made cigars. Major brands are Macanudo, Garcia y Vega, La Gloria Cubana, La Paz, Justus van Maurik, and Wings.

Sales for the first quarter amounted to 644 MSEK (778), a decline of 17 percent, of which currencies account for 12 percentage points. Shipments were lower to several European markets. In the US mass market, Swedish Match has introduced several new products, with shipments beginning late in the first quarter. Sales of cigars in the US declined by 3 percent in local currency terms.

Operating income for the first three months reached 80 MSEK (122), a decline of 34 percent, affected primarily by currency translation and lower sales volumes.

Pipe Tobacco and Accessories

Swedish Match is one of the largest producers of pipe tobacco in the world and the products are marketed worldwide. Major brands include Borkum Riff, Half and Half, and Boxer. The main markets for pipe tobacco are North America and West Europe. The Company also has a significant presence in South Africa.

Sales for the first quarter amounted to 214 MSEK (190), an increase of 13 percent. Operating income improved to 46 MSEK (42). Sales and operating income were positively impacted by an increase in the value of the South African Rand versus the year-ago period, as well as improved volumes.

Lights

Swedish Match produces and markets matches and lighters globally. These products are sold in over 140 countries.

Matches

Swedish Match is number one in the world market for matches. The brands are mostly local, and have leading positions in their home countries. Major brands include Swan, Solstickan, Three Stars, and Red Heads.

Sales for the first quarter amounted to 348 MSEK (460), a decline of 24 percent of which currency accounted for 19 percentage points. Operating income declined by 42 percent to 38 MSEK (65), due to negative currency impact and lower sales volume in Europe. Operating margin was 10.9 percent during the first quarter versus a strong 14.1 percent during the same period last year.

Lighters

Swedish Match is the third largest producer of disposable lighters in the world and the main brand is Cricket.

Swedish Match sales for the first quarter was 151 MSEK (186) and operating income was 9 MSEK (20). Operating margin for lighters was 6 percent (10.8).

The lighter business is faced with an increasingly competitive situation due to low price competition, which has affected sales volume negatively. Operating margin for export of lighters produced in Europe has decreased as a result of the strengthening Euro.

Other Operations

Other operations include the distribution of tobacco products on the Swedish market, sales of advertising products, as well as corporate overheads and costs for business development and legal expenses. For the first quarter, net expenses for other operations were -46 MSEK (-40).

Financing and net financial expense

At the close of the period the Group net debt amounted to 3,818 MSEK, as compared to 3,492 MSEK on December 31, 2002, an increase of 326 MSEK. The increase is primarily due to share repurchases. Cash flow from the operations was 402 MSEK compared to 413 MSEK a year ago.

Cash and bank balances, including short term investments, amounted to 2,396 MSEK at the end of the period, compared with 2,016 MSEK at the beginning of the year.

Net interest expense for the first quarter amounted to -38 MSEK (-64). The net interest had a positive impact from a favourable premium on an equity hedge pertaining to the equity in our North American operations. Other financial items, net, amounted to 19 MSEK (-7), and includes a capital gain from the sale of certain investments.

Taxes

Total tax for the first three months amounted to 149 MSEK (171) corresponding to 30 percent (32) of income before taxes.

Earnings per share

Earnings per share for the first three months amounted to 0.99 (1.02). Earnings per share excluding amortization of intangible assets amounted to 1.18 SEK (1.22).

The Board of Directors is proposing at the annual shareholders’ meeting to distribute a dividend of 1.60 SEK per share (1.45) or 535 MSEK (508) in total.

Capital expenditure, depreciation and amortization

The Group’s direct investments in tangible fixed assets amounted to 169 MSEK (167). Among the major investments is the new snuff factory nearing completion outside Gothenburg, Sweden. Total depreciation and amortization amounted to 158 MSEK (171), of which depreciation on tangible assets amounted to 83 MSEK (88) and amortization of intangibles amounted to 75 MSEK (83).

Tobacco tax

During the past 12 months, total tobacco tax and value-added tax on tobacco tax paid by Swedish Match in Sweden amounted to 10,389 MSEK (10,046).

Average number of Group employees

The average number of employees in the Group during the first three months was 14,776 compared with 14,795 for the full year 2002.

Share structure

During the first quarter 8,870,324 million shares have been repurchased at average price of 65.01 SEK. Swedish Match holds 27,275,600 shares in its treasury, corresponding to 7.5 percent of the total amount of shares. Shares bought back by Swedish Match have been purchased at an average price of 45.23 SEK. The number of shares outstanding, net after repurchase, as per March 31, 2003 amounts to 334,320,581.

At the Annual General Meeting the Board of Directors suggests reduction of share capital with 24 MSEK through cancellation of 10,000,000 shares with transfer to unrestricted reserve. The Board of Directors also proposes renewed authorization to acquire a maximum of 10 percent of all shares in the company.

Other events

A United States District Court granted Pinkerton Tobacco Company’s motion for summary judgment dismissing all claims against Pinkerton in the so called Tuttle case. Pinkerton is a subsidiary of Swedish Match. Plaintiff has not appealed the Court’s decision to dismiss the claims against Pinkerton. However, plaintiff is pursuing an appeal of the Court’s decision granting summary judgment dismissing all claims against the other defendants in the case. Swedish Match has asked for final judgment to be dismissed from the case and expect such judgment shortly.

As earlier reported the Administrative Court of Minden in Germany decided in November 2002 to refer the question of the legality of the EU-ban on snus to the European Court of Justice in Luxemburg. Early April 2003 the High Court in the UK also decided to refer the same question to the ECJ, which now will deal with two referrals on the same issue, one from Germany and the other from the UK. The process in Luxemburg is estimated to take approximately two years.

During the first quarter, Swedish Match announced that the company had agreed to acquire CYAN d.o.o., a distributor of tobacco products in Slovenia.

Accounting principles

This interim report has been prepared in accordance with the recommendation RR 20 Interim Reports from the Swedish Financial Accounting Standards Council.

Additional information

This report has not been reviewed by the company’s auditors. The interim report for the first six months of 2003 will be released
July 23.

Stockholm, April 25, 2003

Lennart Sundén

President and Chief Executive Officer

Key data

	January – March		12 months ended March 31, 2003	Full year 2002
	2003	2002
Operating margin, %1)	17.2	18.2	17.6	17.9
Operating capital, MSEK	10,137	11,336	10,137	10,036
Return on operating capital, %1)			21.9	22.9
Return on shareholders´ equity, %			34.3	35.2
Net debt, MSEK	3,818	4,107	3,818	3,492
Net debt/equity ratio, %	84.7	80.4	84.7	74.4
Equity/assets ratio, %	28.9	30.6	28.9	30.4
Investments in tangible assets, MSEK	169	167	753	751
EBITDA, MSEK1)	674	776	2,988	3,090
Share data
Earnings per share, SEK
Basic	0.99	1.03	4.06	4.10
Diluted	0.99	1.02	4.04	4.07
Excluding items affecting comparability, diluted	0.99	1.02	4.17	4.20
Excluding amortization and items affecting comparability, diluted*	1.18	1.22	4.95	4.99
Shareholders’ equity per share, SEK	11.45	12.45	11.45	11.72
Number of shares outstanding at end of period	334,320,581	350,000,181	334,320,581	342,005,181
Average number of shares outstanding	339,080,231	350,000,181	345,565,002	348,295,163
Average number of shares outstanding, diluted	341,155,064	352,261,312	347,946,070	350,894,438

1)	Excluding items affecting comparability
*	Reported net income adjusted for items affecting comparability and amortization (net of taxes) divided by the average number of shares outstanding, basic

Consolidated Income Statement in summary

MSEK	January – March		Change %	12 months ended March 31, 2003	Full year 2002	Change %
	2003	2002
Sales, including tobacco tax	4,951	5,225	(5)	22,325	22,599	(1)
Less tobacco tax	(1,945)	(1,908)	2	(8,993)	(8,956)	0

Sales	3,006	3,317	(9)	13,332	13,643	(2)
Cost of goods sold	(1,617)	(1,765)	(8)	(7,303)	(7,451)	(2)

Gross profit	1,389	1,552	(11)	6,029	6,192	(3)
Sales and administrative expenses	(806)	(869)	(7)	(3,385)	(3,448)	(2)
Amortization, intangible assets	(75)	(83)	(10)	(319)	(327)	(2)
Shares in earnings of associated co.	8	5	60	25	22	14

	516	605	(15)	2,350	2,439	(4)
Items affecting comparability	—	—		(68)	(68)

Operating income	516	605	(15)	2,282	2,371	(4)
Net interest expense	(38)	(64)		(203)	(229)
Other financial items, net	19	(7)		10	(16)

Net financial items	(19)	(71)		(193)	(245)

Profit before tax	497	534	(7)	2,089	2,126	(2)
Taxes	(149)	(171)		(626)	(648)
Minority interests	(11)	(2)		(58)	(49)

Net income for the period	337	361	(7)	1,405	1,429	(2)

Earnings per share, basic, SEK	0.99	1.03	(4)	4.06	4.10	(1)
Earnings per share, diluted, SEK	0.99	1.02	(3)	4.04	4.07	(1)

Consolidated Balance Sheet in summary

MSEK

	March 31, 2003	December 31, 2002
Intangible fixed assets	4,102	4,145
Tangible fixed assets	2,967	2,938
Financial fixed assets	618	606
Current operating assets	5,506	5,742
Liquid Funds	2,396	2,016

Total assets	15,589	15,447

Shareholders’ equity	3,829	4,007
Minority interests	677	686
Provisions	2,161	2,201
Long-term loans	4,667	4,518
Other long-term liabilities	85	85
Short-term loans	1,547	990
Other current liabilities	2,623	2,960

Total shareholders’ equity, provisions and liabilities	15,589	15,447

Change in Shareholders’ equity

MSEK

	January – March 2003	January – March 2002
Shareholders’ equity, opening balance as per December 31	4,007	4,105
Repurchase of own shares	(576)	—
Sale of shares	41	—
Translation difference for the period	20	(107)
Net income for the period	337	361

Total shareholders’ equity at end of period	3,829	4,359

Consolidated Cash Flow Statement in summary

MSEK

	March 31, 2003	March 31, 2002
Cash flow from operations before changes in Working Capital	552	820
Cash flow from changes of Working Capital	(150)	(407)

Cash flow from operations	402	413

Investments
Investments in property, plant and equipment	(169)	(167)
Sales of property, plant and equipment	2	81
Investments in intangibles	(2)	(2)
Investments in consolidated companies	(33)	—
Changes in financial receivables etc.	(27)	(20)

Cash flow from investments	(229)	(108)

Financing
Changes in loans	701	91
Repurchases of shares	(629)	—
Sale of shares	41	—
Other	95	—

Cash flow from financing	208	91
Cash flow for the period	381	396
Liquid funds at the beginning of the period	2,016	1,606
Translation difference attributable to liquid funds	(1)	(10)

Liquid funds at the end of the period, short-term financial investments	2,396	1,992

Quarterly data

MSEK

	Q1/01	Q2/01	Q3/01	Q4/01	Q1/02	Q2/02	Q3/02	Q4/02	Q1/03
Sales, including tobacco tax	4,946	5,769	5,981	5,732	5,225	5,981	5,897	5,496	4,951
Less tobacco tax	(1,877)	(2,274)	(2,440)	(2,202)	(1,908)	(2,448)	(2,430)	(2,170)	(1,945)

Sales	3,069	3,495	3,541	3,530	3,317	3,533	3,467	3,326	3,006
Cost of goods sold	(1,738)	(1,941)	(1,957)	(1,991)	(1,765)	(1,921)	(1,939)	(1,826)	(1,617)

Gross profit	1,331	1,554	1,584	1,539	1,552	1,612	1,528	1,500	1,389
Sales and administrative expenses	(772)	(927)	(932)	(871)	(869)	(891)	(835)	(853)	(806)
Amortization, intangible assets	(80)	(78)	(94)	(89)	(83)	(87)	(79)	(78)	(75)
Shares in earnings of associated co.	12	6	4	6	5	6	6	5	8

	491	555	562	585	605	640	620	574	516
Items affecting comparability	—	—	(80)	—	—	—	(68)	—	—

Operating income	491	555	482	585	605	640	552	574	516
Net interest expense	(67)	(70)	(81)	(68)	(64)	(69)	(59)	(37)	(38)
Other financial items, net	21	0	0	(8)	(7)	(2)	(1)	(6)	19

Net financial items	(46)	(70)	(81)	(76)	(71)	(71)	(60)	(43)	(19)

Profit before tax	445	485	401	509	534	569	492	531	497
Income taxes	(143)	(155)	(128)	(163)	(171)	(182)	(157)	(138)	(149)
Minority interests	(5)	(6)	(8)	(4)	(2)	(18)	(15)	(14)	(11)

Net income for the period	297	324	265	342	361	369	320	379	337

Sales by product area

MSEK

	Q1/01	Q2/01	Q3/01	Q4/01	Q1/02	Q2/02	Q3/02	Q4/02	Q1/03
Snuff	528	642	629	658	672	711	707	698	689
Chewing Tobacco	314	365	349	349	344	367	312	310	295
Cigars	750	892	944	895	778	871	864	805	644
Pipe Tobacco & Accessories	205	245	247	236	190	211	217	225	214
Matches	425	408	421	436	460	421	387	380	348
Lighters	220	203	190	196	186	184	165	165	151
Other operations	627	740	761	760	687	768	815	743	665

Total	3,069	3,495	3,541	3,530	3,317	3,533	3,467	3,326	3,006
Operating income by product area MSEK
	Q1/01	Q2/01	Q3/01	Q4/01	Q1/02	Q2/02	Q3/02	Q4/02	Q1/03
Snuff	214	235	242	259	290	313	320	310	305
Chewing Tobacco	89	99	90	94	106	105	100	95	84
Cigars	101	124	137	138	122	149	140	111	80
Pipe Tobacco & Accessories	59	64	62	51	42	36	41	45	46
Matches	44	44	46	49	65	59	53	44	38
Lighters	25	26	23	27	20	23	17	14	9
Other operations	(41)	(37)	(38)	(33)	(40)	(45)	(51)	(45)	(46)

Subtotal	491	555	562	585	605	640	620	574	516
Items affecting comparability	—	—	(80)	—	—	—	(68)	—	—

Total	491	555	482	585	605	640	552	574	516
Operating margin by product area PERCENT
	Q1/01	Q2/01	Q3/01	Q4/01	Q1/02	Q2/02	Q3/02	Q4/02	Q1/03
Snuff	40.5	36.6	38.5	39.4	43.2	44.0	45.3	44.4	44.3
Chewing Tobacco	28.3	27.1	25.8	26.9	30.8	28.6	32.1	30.6	28.5
Cigars	13.5	13.9	14.5	15.4	15.7	17.1	16.2	13.8	12.4
Pipe Tobacco & Accessories	28.8	26.1	25.1	21.6	22.1	17.1	18.9	20.0	21.5
Matches	10.4	10.8	10.9	11.2	14.1	14.0	13.7	11.6	10.9
Lighters	11.4	12.8	12.1	13.8	10.8	12.5	10.3	8.5	6.0

Group	16.0	15.9	15.9	16.6	18.2	18.1	17.9	17.3	17.2

For further information, please contact:

Lennart Sundén, President and Chief Executive Officer	office	+46 8 658 01 75

Sven Hindrikes, Executive Vice President and Chief Financial Officer	office mobile	+46 8 658 02 82 +46 70 567 41 76

Bo Aulin, Senior Vice President, Secretary and General Counsel	office mobile	+46 8 658 03 64 +46 70 558 03 64

Emmett Harrison, Vice President, Investor Relations	office mobile	+46 8 658 01 73 +46 70 938 01 73

Lin McKinnie, Vice President, Investor Relations (US)	office mobile	+1 804 302 1912 +1 804 502 1912